Exhibit 99.1

ASM INTERNATIONAL N.V. REPORT

THIRD QUARTER 2011 OPERATING RESULTS

ALMERE, The Netherlands – October 27, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter 2011 (unaudited) operating results in accordance with US GAAP.

Highlights

•

Net sales for the third quarter 2011 were EUR 376 million, a decrease of 21% quarter-to-quarter and up 8% year-on-year. Excluding the acquired SEAS business, net sales decreased 29% quarter-to-quarter. Net sales of our Front-end segment decreased 14% quarter-to-quarter while comparable Back-end sales decreased by 36%.

•

Result from operations for Q3 were EUR 149 million and included a net gain of EUR 98 million on the bargain purchase of the SEAS business. Result from operations in Q2 2011 was EUR 104 million while the third quarter of 2010 showed a profit of EUR 101 million. Result from operations excluding this gain were EUR 51 million in Q3 2011;

•

The Front-end segment’s operating profit was EUR 13.5 million compared to EUR 20.8 million quarter-to-quarter. Q3 2010 showed an operating profit of EUR 4.9 million (including EUR 2.4 million restructuring charges);

•	The Back-end segment operating profit was EUR 37.8 million compared to EUR 83.2 million quarter-to-quarter. The third quarter of 2010 showed an operating profit of EUR 96.5 million.

•

Third quarter 2011 net earnings were EUR 81 million compared to net earnings of EUR 50 million for the second quarter of 2011 and EUR 34 million for the third quarter of 2010. The net earnings include a gain from bargain purchase related to the acquired SEAS business of EUR 51 million. Net earnings of the third quarter last year included effects of the revaluation of the conversion option. Excluding this revaluation net earnings were EUR 43 million.

•

Book to bill in the third quarter was 0.8. For the Front-end the book to bill was 0.9 and for the Back-end segment 0.8. The Backlog decreased from Euro 436 million at the end of the second quarter to EUR 397 million at the end of the third quarter.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said: “The third quarter revenues clearly reflect the current market uncertainty, which is driven by macro-economic and political factors. The third quarter also showed for the sixth consecutive quarter a double digit operating margin in Front-end. Although in Back-end margins came down, margins at the recently acquired surface mount technology business, ASM Assembly Systems, have improved significantly in the last quarters”.

Outlook

Customer cautiousness in Q3, that led to low order intake especially in Back-end, will not improve in Q4. Combined with present backlog levels, we expect this will lead to lower sales for both Front- and Back-end operations in the current quarter.

Visibility remains low for the semiconductor and semiconductor equipment industries, making it difficult for both customers and suppliers to formulate plans for 2012. We are working closely with our customers to synchronize our production levels with their requirements for the next twelve months, but it is too early in the planning process to comment beyond the current quarter.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Friday, October 28, 2011 at 15:00 Continental European Time (9:00 a.m. – US Eastern Time, 9:00 p.m. Hong Kong Time). The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3364

•	International: + 44 (0)20 3450 9987

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 28, 2011.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 2325484#

Investor Relations: Erik Kamerbeek +31 88 100 8500 Erik.Kamerbeek@asm.com Mary Jo Dieckhaus +1 212 986 2900 MaryJo.Dieckhaus@asm.com	Media Contacts: Ian Bickerton +31 20 6855 955 +31 62501 8512

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions, except earnings per share)
	Q3 2010	Q2 2011	Q3 2011	% Change Q2 2011 to Q3 2011	% Change Q3 2010 to Q3 2011
Net sales	349.2	474.1	376.1	(21)%	8%
Gross profit	161.8	179.8	130.7	(27)%	(19)%
Gross profit margin %	46.3%	37.9%	34.7%

Selling, general and administrative expenses	(37.3)	(45.7)	(44.8)	(2)%	20%
Research and development expenses	(20.8)	(30.0)	(34.6)	15%	66%
Net gain on bargain purchase SEAS	—	—	97.9	n/a	n/a
Restructuring expenses	(2.4)	—	—	n/a	n/a

Result from operations	101.3	104.1	149.2	43%	47%
Net earnings 1)	34.3	50.3	81.0	61%	136%
Net earnings per share, diluted in euro 1)	0.62	0.84	1.32	57%	113%
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions, except earnings per share)	Q3 2010	Q2 2011	Q3 2011	% Change Q2 2011 to Q3 2011	% Change Q3 2010 to Q3 2011
Front-end	73.8	121.7	104.1	(14)%	41%

Back-end
-Excluding ASM AS (comparable)	275.4	236.6	150.7	(36)%	(45)%
-ASM AS	—	115.7	121.3	5%	n/a
Back-end total	275.4	352.4	272.1	(23)%	(1)%
ASMI consolidated	349.2	474.1	376.1	(21)%	8%

The third quarter 2011 sales decrease in our Front-end segment, compared to the previous quarter, resulted especially from lower equipment sales. The decrease of the Back-end sales came especially from lower LED and semiconductor equipment sales. The newly acquired ASM AS business, the former Siemens business, had again a strong positive effect on the net sales of our Back-end segment.

The impact of currency changes quarter to quarter was an increase of 1%, and year-over-year, a decrease of 6%.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions)	Gross profit Q3 2010	Gross profit Q2 2011	Gross profit Q3 2011	Gross profit margin Q3 2010	Gross profit margin Q2 2011	Gross profit margin Q3 2011	Increase or (decrease) percentage points Q2 2011 - Q3 2011	Increase or (decrease) percentage points Q3 2010 - Q3 2011
Front-end	29.3	47.4	40.6	39.8%	39.0%	39.0%	—	(0.8)

Back-end
-Comparable	132.4	101.6	49.5	48.1%	42.9%	32.9%	(10.1)	(15.2)
-ASM AS	—	30.8	40.6	—	26.6%	33.5%	6.9	n/a
Back-end total	132.4	132.4	90.1	48.1%	37.6%	33.1%	(4.4)	(15.0)
ASMI consolidated	161.8	179.8	130.7	46.3%	37.9%	34.7%	(3.2)	(11.6)

The gross profit margin of our Front-end segment in the third quarter was in line with in the previous quarter and was 0.8% point below the third quarter of 2010. The comparable Back-end gross profit margin was especially impacted by the lower activity level and remained impacted by the increase in raw material prices for its lead frame business.

Business combination accounting rules require us to account for inventories assumed from our acquisitions at their fair values. The revaluation of the acquired inventories would have increased both cost of sales and the gain on bargain purchase for the first nine months of 2011 with EUR 10.7 million.

The impact of currency changes quarter to quarter was an increase of 1%, and year to year a decrease of 10%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions, except earnings per share)	Q3 2010	Q2 2011	Q3 2011	% Change Q2 2011 to Q3 2011	% Change Q3 2010 to Q3 2011
Front-end	12.8	16.1	14.8	(8)%	16%

Back-end
-Comparable	24.4	20.7	20.8	1%	(15)%
- ASM AS	—	8.9	9.1	2%	n/a
- Acquisition related transaction costs	—	—		n/a	n/a
-Back-end total	24.4	29.6	30.0	1%	23%
ASMI consolidated	37.3	45.7	44.8	(2)%	20%

Total selling, general and administrative expenses as a percentage of net sales	11%	10%	12%

In the Front-end segment SG&A as a percentage of sales for the third quarter of 2011 was 14%, the same level as the previous quarter. SG&A was 17% of net sales for the third quarter of 2010. In the Back-end segment SG&A as a percentage of sales increased from 8%, in the second quarter of 2011, to 11% in the third quarter of 2011.

The impact of currency changes quarter-to-quarter was an increase of 1%, and year-to-year a decrease of 9%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions, except earnings per share)	Q3 2010	Q2 2011	Q3 2011	% Change Q2 2011 to Q3 2011	% Change Q3 2010 to Q3 2011
Front-end	9.2	10.5	12.2	17%	32%

Back-end

-Comparable	11.6	11.8	12.0	1%	4%
-ASM AS	—	7.7	10.3	35%	n/a
Back-end	11.6	19.5	22.3	15%	93%

ASMI consolidated	20.8	30.0	34.6	15%	66%
Total research and development expenses as a percentage of net sales	6%	6%	9%

R&D as a % of sales in the Front-end segment increased from 9% in Q2 to 12% in Q3. In the Back-end segment R& increased from 6% in Q2 to 8% in Q3.

The impact of currency changes quarter-to-quarter was an increase of 1%, and year-to-year a decrease of 10%.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions, except earnings per share)	Q3 2010	Q2 2011	Q3 2011	Change Q2 2011 to Q3 2011	Change Q3 2010 to Q3 2011
Front-end
-Excluding impairments and restructuring	7.3	20.8	13.5	(7.3)	6.2
-Impairments and restructuring	(2.4)	—	—	—	2.4
-Including impairments and restructuring	4.9	20.8	13.5	(7.3)	8.6
Back-end
-Comparable	96.5	69.0	16.8	(52.2)	(79.7)
-ASM AS	—	14.2	21.0	6.8	21.0
-Gain on bargain purchase SEAS	—	—	97.9	97.9	97.9
-Including ASM AS	96.5	83.2	135.7	52.5	39.3
ASMI consolidated	101.3	104.1	149.2	45.1	47.9
Total result from operations excluding impairments and restructuring as a percentage of net sales	30%	22%	40%

The impact of currency changes quarter to quarter was an increase of 1%, and year-to-year a decrease of 11%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions, except earnings per share)	Q3 2010	Q2 2011	Q3 2011	Change Q2 2011 to Q3 2011	Change Q3 2010 to Q3 2011
Front-end

-Excluding special items	0.8	16.4	13.4	(2.9)	12.6

-Impairments and restructuring	(2.4)	—	—	—	2.4
Result on early extinguishment of debt	(0.9)	—	(0.8)	(0.8)	0.0
-Fair value changes conversion options	(8.8)	—	—	—	8.8
Special items	(12.0)	—	(0.8)	(0.8)	11.2
- Including special item	(11.2)	16.4	12.6	(3.7)	23.8

Back-end

-Excluding special items	45.5	33.9	17.1	(16.8)	(28.4)
-Gain on bargain purchase SEAS	—	—	51.3	51.3	51.3

-Including special items	45.5	33.9	68.4	34.5	22.9

Total net earnings allocated to the shareholders of the parent	34.3	50.3	81.0	30.7	46.7

On 7 January 2011, ASMPT acquired the entire equity interest of 13 direct and indirect subsidiaries of Siemens Aktiengesellschaft (“SEAS Entities”). ASMPT recognized a gain of EUR 98 million on the bargain purchase which is determined in the financial statements for the nine months ended 30 September 2011, representing the excess of the net fair value of the identifiable assets acquired and the liabilities assumed over the aggregate of the consideration transferred. The finalization of the purchase price calculations might result in remeasurement adjustments.

Business combination accounting rules require us to account for inventories assumed from our acquisitions at their fair values. The revaluation of the acquired inventories would have increased both cost of sales and the gain on bargain purchase for the first nine months of 2011 with EUR 10.7 million.

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology.

Nine months ended September 30, 2011

The following table shows the operating performance and the percentage change for the nine months ended September 30, 2011 compared to the same period in 2010:

(EUR millions, except earnings per share)	Nine months ended September 30,
	2010	2011	% Change
Net sales	870.7	1,282.4	47%
Gross profit	388.3	476.0	23%
Gross profit margin % (excluding purchase price allocation effects)	44.6%	37.1%

Selling, general and administrative expenses	(96.3)	(132.9)	38%
Research and development expenses	(56.5)	(94.1)	67%
Net gain bargain purchase SEAS	—	97.9	n/a
Restructuring expenses	(9.4)	—	n/a
Earnings from operations	226.2	347.0	53%

Net earnings 1)	86.0	171.3	99%

Net earnings per share, diluted 1)	1.57	2.85	82%

New orders	1,263.8	1,096.3	(13)%
Backlog at end of period	587.2	396.5	(32)%
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the nine months ended September 30, 2011 compared to the same period in 2010:

(EUR millions)	Nine months ended September 30,
	2010	2011	% Change
Front-end	193.8	341.9	76%

Back-end
-Excluding ASM AS (comparable)	676.9	601.0	(11)%
-ASM AS	—	339.4	n/a
Back-end total	676.9	940.5	39%
ASMI consolidated	870.7	1,282.4	47%

The increase of net sales in the first nine months of 2011 in our Front-end segment compared to the same period last year was driven by increased equipment and higher spares and service sales as a result of increased activity at our customers. In our Back-end segment record sales were realized in the first nine months especially due to the acquisition of SEAS.

The impact of currency changes year-over-year was a decrease of 6%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the nine months ended September 30, 2011 compared to the same period in 2010:

(EUR millions)	Nine months ended September 30,
	Gross profit		Gross profit margin
	2010	2011	2010	2011	Increase or (decrease) percentage points
Front-end	74.1	133.6	38.2%	39.1%	0.9

Back-end
-Excluding ASM AS (comparable)	314.3	242.6	46.4%	40.4%	(6.0)

-ASM AS	—	99.8	n/a	29.4%	n/a

Back-end total	314.3	342.5	46.4%	36.4%	(10.0)
ASMI consolidated	388.3	476.0	44.6%	37.1%	(7.5)

The increase of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to the lower manufacturing overhead as a result of the transfer of our manufacturing activities to Singapore. The gross profit margin in the Back-end segment decreased due to the increase in raw material prices for its lead frame business, the acquisition of the AS business with its lower gross margin, and the lower trading in the course of 2011.

Business combination accounting rules require us to account for inventories assumed from our acquisitions at their fair values. The revaluation of the acquired inventories would have increased both cost of sales and the gain on bargain purchase for the first nine months of 2011 with EUR 10.7 million. The adjusted gross margin reflecting this revaluation for Back-end total would have been 35.3% instead of 36.4% and for ASMI consolidated 36.3% instead of 37.1%.

The impact of currency changes year to year was a decrease of 6%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the nine months ended September 30, 2011 compared to the same period in 2010:

(EUR millions)	Nine months ended September 30,
	2010	2011	% Change
Front-end	35.9	46.4	29%

Back-end
-Excluding ASM AS (comparable)	60.4	57.3	(5)%
-ASM AS	—	26.7	n/a
- Acquisition related transaction costs	—	2.4	n/a
Back-end total	60.4	86.4	43%
ASMI consolidated	96.3	132.9	38%

As a percentage of net sales, selling, general and administrative expenses were 10% in the nine months of 2011 and 11% in the same period of 2010.

For the first nine months of 2011 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 14% compared with 19% for the first nine months of 2010. On a comparable base- excluding the AS business- for the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales increased from 9% in 2010 to 10% in 2011.

The impact of currency changes year to year was a decrease of 5%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the nine months ended September 30, 2011 compared to the same period in 2010:

(EUR millions)	Nine months ended September 30,
	2010	2011	% Change
Front-end	25.4	34.1	34%

Back-end
-Excluding ASM AS (comparable)	31.1	33.7	8%
-ASM AS	—	26.3	n/a
Back-end total	31.1	60.0	93%
ASMI consolidated	56.5	94.1	67%

As a percentage of net sales, research and development expenses were 7% in the first nine months of 2011 the same as in the first nine months of 2010.

The impact of currency changes year to year was a decrease of 5%.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the nine months ended September 30, 2011 compared to the same period in 2010:

(EUR millions)	Nine months ended September 30,
	2010	2011	Change
Front-end
Excluding impairments and restructuring	12.8	53.1	40.2
-Impairments and restructuring	(9.4)	—	9.4
Including impairments and restructuring	3.5	53.1	49.6
Back-end
Comparable	222.7	151.6	(71.1)
-ASM AS	—	46.8	46.8
-Gain bargain purchase SEAS	—	97.9	97.9
-Acquisition related transaction cost	—	(2.4)	(2.4)
Back-end total	222.7	293.9	71.2
ASMI consolidated	226.2	347.0	120.8

The impact of currency changes year to year was a decrease of 6%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the nine months ended September 30, 2011 compared to the same period in 2010:

(EUR millions)	Nine months ended September 30,
	2010	2011	Change
Front-end
-Excluding special items	(7.7)	41.1	48.8

-Loss from early extinguishment of debt	(3.1)	(0.8)	2.3
-Impairments and restructuring charges	(9.4)	—	9.4
-Fair value change conversion options	2.6	(4.4)	(7.0)
-Special items	(9.9)	(5.2)	4.7
-Including special items	(17.6)	35.9	53.5

Back-end
-Excluding special items	103.6	84.1	(19.5)
-Gain bargain purchase SEAS	—	51.3	51.3
-Including special items	103.6	135.4	31.8
ASMI consolidated, total earnings 1)	86.0	171.3	85.3
1)	Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the third quarter of 2011 and the backlog at the end of the third quarter of 2011 as compared to the second quarter of 2011 and the third quarter of 2010:

(EUR millions, except earnings per share)
	Q3 2010	Q2 2011	Q3 2011	% Change Q2 2011 to Q3 2011	% Change Q3 2010 to Q3 2011
Front-end
Backlog at the beginning of the quarter	82.1	160.6	121.7	(24)%	48%
- New orders for the quarter	139.4	84.1	93.2	11%	(33)%
- Net sales for the quarter	(73.7)	(121.7)	(104.1)	(14)%	41%
- FX-effect for the quarter	(8.4)	(1.3)	5.4	n/a	n/a
Backlog at the end of the quarter	139.4	121.7	116.2	(5)%	(17)%
Book-to-bill ratio (new orders divided by net sales)	1.9	0.7	0.9

Back-end
Backlog at the beginning of the quarter	474.5	418.0	314.6	(25)%	(34)%
- New orders for the quarter	297.0	256.1	219.4	(14)%	(26)%
- Net sales for the quarter	(275.5)	(352.4)	(272.1)	(23)%	(1)%
- FX-effect for the quarter	(48.2)	(7.1)	18.3	n/a	n/a
Backlog at the end of the quarter	447.8	314.6	280.4	(11)%	(37)%
Book-to-bill ratio (new orders divided by net sales)	1.1	0.7	0.8

ASMI consolidated
Backlog at the beginning of the quarter	556.6	578.6	436.3	(25)%	(22)%
- New orders for the quarter	436.4	340.2	312.6	(8)%	(28)%
- Net sales for the quarter	(349.2)	(474.1)	(376.1)	(21)%	8%
- FX-effect for the quarter	(56.6)	(8.4)	23.7	n/a	n/a
Backlog at the end of the quarter	587.2	436.3	396.5	(9)%	(32)%
Book-to-bill ratio (new orders divided by net sales)	1.2	0.7	0.8

Liquidity and capital resources

Net cash provided by operations was EUR 64 million for the third quarter of 2011, as compared to EUR 29 million for the second quarter of 2011. This increase was mainly the result of lower working capital requirements. For the third quarter of 2010 net cash provided by operations was EUR 100 million. For the nine months ended September 30, 2011, EUR 177 million net cash was provided from operations compared to EUR 187 million for the same period previous year.

Net cash used in investing activities was EUR 22 million for the third quarter of 2011, as compared to EUR 26 million for the second quarter of 2011 and EUR 32 million for the third quarter of 2010. For the nine months ended September 30, 2011, EUR 70 million cash was used for investing activities compared to EUR 62 million for the same period previous year.

Net cash used in financing activities was EUR 53 million for the third quarter of 2011, as compared to net cash used in financing activities of EUR 91 million for the second quarter of 2011. In the third quarter of 2011 dividends were paid from ASMPT to minority shareholders (EUR 27 million). For the third quarter of 2010 net cash used in financing activities of EUR 42 million were reported. For the nine months ended September 30, 2011, EUR 68 million cash was used for financing activities compared to EUR 113 million for the same period previous year.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 433 million at June 30, 2011 to EUR 429 million at September 30, 2011.

The number of outstanding days of working capital, measured against quarterly sales, increased from 84 days at June 30, 2011 to 105 days at September 30, 2011. For the same period, our Front-end segment increased from 87 days to 108 days, mainly due to an increase of the account receivable position and a stabilization of the inventory position, our Back-end segment increased from 76 days to 104 days mainly due to the same reasons.

Sources of liquidity. At September 30, 2011, the Company’s principal sources of liquidity consisted of EUR 371 million in cash and cash equivalents and EUR 228 million in undrawn bank lines. Approximately EUR 152 million of the cash and cash equivalents and EUR 68 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 18 million of the cash and cash equivalents and EUR 6 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

In July we finalized the increase and extension of ASMI’s existing standby revolving credit facility. The credit commitment was increased from EUR 90 million to EUR 150 million and the maturity date was extended from 1 November 2012 until July 31 2014. In the event all outstanding convertible bonds due 6 November 2014 are converted, repaid or replaced prior to 30 June 2014, the maturity date will be 31 July 2015.

Historical development sales and net earnings in EUR millions

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share data)	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	349,200	376,136	870,668	1,282,384
Cost of sales	(187,418)	(245,439)	(482,347)	(806,368)
Gross profit	161,782	130,697	388,322	476,015

Operating expenses:
Selling, general and administrative	(37,262)	(44,825)	(96,313)	(132,876)
Research and development	(20,812)	(34,574)	(56,483)	(94,050)
Net gain on bargain purchase	—	97,894	—	97,895
Restructuring expenses	(2,406)	0	(9,364)	(0)
Total operating expenses	(60,480)	18,495	(162,160)	(129,032)
Earnings from operations	101,302	149,193	226,162	346,983
Net interest expense	(3,095)	(2,744)	(10,893)	(8,321)
Loss from early extinguishment of debt	(855)	(824)	(3,136)	(824)
Accretion of interest convertible	(1,428)	(1,140)	(4,657)	(3,290)
Revaluation conversion option	(8,761)	—	2,622	(4,378)
Foreign currency exchange gains (losses)	(678)	6,416	(1,052)	1,813
Earnings before income taxes	86,485	150,901	209,046	331,983
Income tax expense	(11,208)	(7,739)	(29,678)	(37,482)
Net earnings	75,277	143,161	179,368	294,501

Allocation of net earnings
Shareholders of the parent	34,286	80,971	85,983	171,325
Minority interest	40,991	62,190	93,385	123,176

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.65	1.46	1.64	3.11
Diluted net earnings (1)	0.62	1.32	1.57	2.85

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	52,785	55,328	52,296	55,154
Diluted (1)	62,790	64,891	65,095	64,875

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. Both for the three months ended September 30, 2011 and for the nine months ended September 30 2011, the effect of a potential conversion of convertible debt into 8,902,077 common shares was dilutive and adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. The possible increase of common shares caused by employee stock options for the three months ended September 30, 2011 with 792,598 common shares and for the nine month ended September 30, 2011 with 787,481 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)	December 31,	September 30,
Assets	2010	2011
		(unaudited)
Cash and cash equivalents	340,294	370,627
Accounts receivable, net	271,271	324,041
Inventories, net	254,557	407,646
Income taxes receivable	57	753
Deferred tax assets	8,567	9,087
Other current assets	51,184	79,315
Total current assets	925,928	1,191,470
Debt issuance costs	5,564	4,763
Deferred tax assets	5,807	12,608
Other intangible assets	6,804	10,234
Goodwill, net	50,815	49,849
Investments	50	1,044
Other non current assets	8,221	7,664
Assets held for sale	6,347	6,631
Evaluation tools at customers	6,644	11,980
Property, plant and equipment, net	197,937	249,916
Total Assets	1,214,117	1,546,157

Liabilities and Shareholders’ Equity

Notes payable to banks	8,297	18,909
Accounts payable	170,553	159,055
Accrued expenses	93,035	180,407
Advance payments from customers	28,272	33,653
Deferred revenue	4,367	10,809
Income taxes payable	47,493	71,191
Deferred tax liability—current	1	7,084
Current portion of long-term debt	72,264	15,748
Total current liabilities	424,282	496,856

Pension liabilities	7,167	10,618
Deferred tax liabilities	321	(33)
Long-term debt	4,316	699
Convertible subordinated debt	130,804	133,967
Conversion option	—	—
Total Liabilities	566,890	642,107

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 55,210,491 and 55,372,420 shares	2,117	2,167
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	311,841	375,743
Retained earnings	131,741	280,950
Accumulated other comprehensive loss	(34,239)	(33,918)
Total Shareholders’ Equity	411,460	624,942

Non-controlling interest	235,767	279,108
Total Equity	647,227	904,050
Total Liabilities and Equity	1,214,117	1,546,157

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	75,276	143,161	179,367	294,501
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	7,865	9,774	22,400	30,071
Depreciation evaluation tools	682	604	1,864	1,740
Amortization of other intangible assets	685	780	2,046	2,335
Addition provision restructuring expenses	352	—	2,343	(711)
Amortization of debt issuance costs	388	1,254	1,652	2,103
Loss resulting from early extinguishment of debt	855	—	3,136	—
Compensation expense employee stock option plan	578	480	1,917	1,470
Compensation expense employee share incentive scheme ASMPT	3,803	4,704	8,619	10,452
Revaluation conversion option	8,761	—	(2,622)	4,378
Additional non-cash interest convertible	1,428	1,140	4,657	3,290
Net gain on bargain purchase	—	(97,895)	—	(97,895)
Income taxes	9,177	5,814	20,800	10,960
Deferred income taxes	(394)	(952)	294	(5,575)
Changes in other assets and liabilities:
Accounts receivable	(14,657)	43,938	(68,726)	30,235
Inventories	(32,441)	20,499	(49,880)	(44,887)
Other current assets	(15,018)	(4,255)	(35,668)	(24,679)
Accounts payable and accrued expenses	53,861	(65,092)	86,368	(37,419)
Advance payments from customers	(2,882)	(1,384)	15,884	(8,434)
Deferred revenue	3,237	1,901	1,084	6,368
Pension liabilities	(285)	197	(137)	672
Payments out of restructuring provision	(998)	(586)	(8,114)	(2,343)
Net cash provided by operating activities	100,274	64,082	187,285	176,630
Cash flows from investing activities:
Capital expenditures	(33,301)	(21,951)	(63,650)	(69,652)
Purchase of intangible assets	(70)	(429)	(322)	(742)
Acquisition of business	—	—	—	(994)
Proceeds from sale of property, plant and equipment	1,016	694	1,545	1,268
Net cash used in investing activities	(32,356)	(21,686)	(62,426)	(70,119)
Cash flows from financing activities:
Notes payable to banks, net	(4,209)	(5,284)	(9,295)	3,020
Cash from business combination	—	(17,580)	—	33,150
Net proceeds from long-term debt and subordinated debt	(252)	(1,458)	(704)	(1,458)
Repayments of long-term debt and subordinated debt	(8,600)	(1,399)	(46,843)	(4,661)
Proceeds from issuance of common shares	585	46	2,315	4,001
Dividend to minority shareholders ASMPT	(29,564)	(27,166)	(58,162)	(79,474)
Dividend to shareholders ASMI	—	—	—	(22,114)
Net cash provided (used) in financing activities	(42,040)	(52,841)	(112,688)	(67,536)
Exchange rate effects	(21,490)	2,607	6,536	(8,642)
Net increase (decrease) in cash and cash equivalents	4,388	(7,838)	18,705	30,332
Cash and cash equivalents at beginning of period	308,220	378,462	293,902	340,294
Cash and cash equivalents at end of period	312,608	370,627	312,608	370,627
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	2,737	2,864	10,964	8,529
Income taxes, net	2,424	(80)	8,584	18,450
Non cash investing and financing activities:
Subordinated debt converted	5	—	13,473	32,202
Subordinated debt converted into number of common shares	289	—	878,491	2,151,021

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.36% at September 30, 2011, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(EUR thousands)	Three months ended September 30, 2010
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	73,774	275,427	349,200
Gross profit	29,338	132,444	161,782
Earnings from operations	4,851	96,451	101,302
Net interest income (expense)	(3,237)	142	(3,095)
Loss resulting from early extinguishment of debt	(855)	—	(855)
Accretion of interest convertible	(1,428)	—	(1,428)
Revaluation conversion option	(8,761)	—	(8,761)
Foreign currency exchange gains (losses)	(1,233)	555	(678)
Income tax expense	(529)	(10,679)	(11,208)
Net earnings (loss)	(11,191)	86,468	75,277

Net earnings allocated to:
Shareholders of the parent			34,286
Minority interest			40,991

Capital expenditures and purchase of intangible assets	4,454	28,918	33,371
Depreciation and amortization	3,546	5,687	9,232

	Three months ended September 30, 2011
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	104,075	272,062	376,136
Gross profit	40,570	90,127	130,697
Earnings from operations	13,489	135,704	149,193
Net interest income (expense)	(2,955)	212	(2,744)
Loss resulting from early extinguishment of debt	(824)	—	(824)
Accretion of interest convertible	(1,140)	—	(1,140)
Revaluation conversion option	—	—	—
Foreign currency exchange gains	5,019	1,397	6,416
Income tax expense	(983)	(6,756)	(7,739)
Net earnings	12,605	130,556	143,161

Net earnings allocated to:
Shareholders of the parent			80,971
Minority interest			62,190

Capital expenditures and purchase of intangible assets	2,665	19,715	22,380
Depreciation and amortization	3,420	7,738	11,158

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(Euro thousands, except headcount)	Nine months ended September 30, 2010
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	193,786	676,883	870,668
Gross profit	74,065	314,257	388,322
Earnings from operations	3,457	222,704	226,162
Net interest income (expense)	(11,247)	354	(10,893)
Loss resulting from early extinguishment of debt	(3,136)	—	(3,136)
Accretion of interest convertible	(4,657)	—	(4,657)
Revaluation conversion option	2,622	—	2,622
Foreign currency exchange gains (losses)	(3,094)	2,042	(1,052)
Income tax expense	(1,569)	(28,109)	(29,678)
Net earnings (loss)	(17,623)	196,991	179,368

Net earnings allocated to:
Shareholders of the parent			85,983
Minority interest			93,385

Capital expenditures and purchase of intangible assets	10,022	53,950	63,972
Depreciation and amortization	10,167	16,143	26,310

Cash and cash equivalents	161,671	150,937	312,608
Capitalized goodwill	10,851	38,848	49,699
Other intangible assets	6,638	527	7,165
Other identifiable assets	236,907	486,243	723,150
Total assets	416,067	676,555	1,092,622
Total debt	208,791	—	208,791
Headcount in full-time equivalents (1)	1,366	14,501	15,867

	Nine months ended September 30, 2011
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	341,905	940,479	1,282,384
Gross profit	133,562	342,454	476,015
Earnings from operations	53,059	293,924	346,983
Net interest income (expense)	(9,408)	1,087	(8,321)
Loss resulting of early extinguishment of debt	(824)	—	(824)
Accretion of interest convertible	(3,290)	—	(3,290)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange gains	1,792	20	1,813
Income tax expense	(1,033)	(36,448)	(37,482)

Net earnings	35,918	258,583	294,501
Net earnings allocated to:
Shareholders of the parent			171,325

Minority interest			123,176
Capital expenditures and purchase of intangible assets	11,344	59,050	70,394

Depreciation and amortization	10,333	23,812	34,145
Cash and cash equivalents	218,966	151,661	370,627
Capitalized goodwill	10,737	39,112	49,849
Other intangible assets	4,738	5,496	10,234
Other identifiable assets	319,788	795,661	1,115,448
Total assets	554,228	991,929	1,546,157
Total debt	157,877	11,446	169,323
Headcount in full-time equivalents (1)	1,611	16,180	17,791

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the third quarter of 2011.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

(EUR thousands, except per share data)	Three months ended September 30,		Nine months ended September 30,
		Net earnings		Net earnings
	2010	2011	2010	211
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

US GAAP	75,277	143,161	179,368	294,501
Adjustments for IFRS:
Reversal inventory write downs	918	(229)	3,624	(1,486)
Development expenses	1,343	2,899	2,565	6,708
Debt issuance fees	332	(461)	32	(160)
Total adjustments	2,593	2,209	6,221	5,062

IFRS	77,870	145,370	185,589	299,563

IFRS allocation of net earnings:
Shareholders	36,879	83,180	92,204	176,387
Minority interest	40,991	62,190	93,385	123,176

Net earnings per share, allocated to the shareholders of the parent;
Basic	0.70	1.50	1.76	3.20
Diluted	0.67	1.35	1.66	2.92

(EUR thousands)			Total Equity	Total Equity
			September 30,	September 30,
			2010	2011
			(unaudited)	(unaudited)

US GAAP			559,150	904,050
Adjustments for IFRS:			—
Goodwill			(10,151)	(10,220)
Debt issuance fees			(1,251)	(1,286)
Reversal inventory write downs			3,624	1,794
Development expenses			31,450	41,400
Pension plans			391	565
Total adjustments			24,063	32,253

IFRS			583,213	936,303

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.